

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 23, 2010

David Cheng Lee
President and Director
Golden Century Resources Limited
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801

> **Re: Golden Century Resources Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-52842**

Dear Mr. Lee:

We have reviewed your responses and amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Explanatory Note, page 4

1.   Please revise your explanatory note to refer to your "annual" report rather than your "quarterly" report and the "year" ended June 30, 2009 rather than the "quarter" ended June 30, 2009.

David Cheng Lee
Golden Century Resources Limited
February 23, 2010
Page 2

Exhibit 31

2.   We note the revisions in the Form 10-K/A filed on February 17, 2010 in response
      to prior comment one. Please further amend your filing to provide the missing
      introductory language in paragraph 4 relating to internal control over financial
      reporting consistent with your presentation in the Form 10-Q/A.

3.   Please revise your first paragraph to refer to your Form 10-K/A.

      As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

      You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-
3691, or me at (202) 551-3689 if you have questions regarding our comments.

                                          Sincerely,

                                          John Hartz
                                          Senior Assistant Chief
                                          Accountant